FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                July 23, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.01 RNS Announcement, re: Restructuring Update dated 23 July 2003




23 July 2003


BRITISH ENERGY PLC

Today the European Commission has announced that it has initiated a formal investigation of the UK Government's proposed restructuring state aid to the Company.

British Energy has been expecting the opening of the formal investigation and looks forward to providing all necessary information and assistance that the Commission needs to complete its investigation of the proposed restructuring plan that the UK Government has put forward for the Company.



CONTACTS:

Andrew Dowler          Financial Dynamics,(Media)                020 7831 3113
Paul Heward            British Energy (Investor Relations)       01355 262 201

Website:  www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 23, 2003                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations